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                                                                    EXHIBIT 20.1


[GELTEX LOGO]

CONTACTS:   Mark Skaletsky                             Justin Jackson or
            President and CEO                          Miriam Weber (media)
            GelTex Pharmaceuticals, Inc.               Burns McClellan
            781-434-3500                               212-213-0006

      GELTEX PHARMACEUTICALS COMPLETES ACQUISITION OF SUNPHARM CORPORATION

         WALTHAM, MA, NOVEMBER 17, 1999 -- GelTex Pharmaceuticals, Inc. (Nasdaq:
GELX) today announced that the Company has completed its acquisition of SunPharm Corporation (Nasdaq: SUNP), a life sciences firm developing proprietary pharmaceuticals based on expertise in polyamine and iron chelator technologies. Under the terms of a merger agreement announced in August 1999, all outstanding preferred and common stock of SunPharm have been converted into GelTex shares in a transaction valued at approximately $14.5 million based upon closing price of GelTex stock on November 16, 1999. The acquisition will be accounted for under the "purchase accounting" method.

         "As previously reported, we believe that the benefits to GelTex include the acquisition of clinical-stage compounds, as well as earlier programs that are complementary to our focus," said Mark Skaletsky, President and Chief Executive Officer of GelTex. "We look forward to advancing several of these programs into clinical development over the next 12 months."

         SunPharm's R&D pipeline is based on two chemically related classes of molecules -- polyamines and iron chelators. SunPharm's lead compound, a polyamine analogue ("DENSPM"), is currently undergoing clinical testing in a multicenter Phase 2 study being conducted by corporate partner, the Parke-Davis Pharmaceutical Research division of Warner-Lambert Company, in patients with solid tumor cancers. A second compound, an injectable iron chelator, has recently been licensed to Schein Pharmaceutical. Clinical testing is expected to begin next year.

         SunPharm develops small-molecule pharmaceutical products consisting of novel polyamine analogues and metal chelators, invented at the University of Florida and licensed exclusively to the Company for the development of products for treating cancer, AIDS-related diarrhea, gastrointestinal inflammation, iron overload and other indications.

GelTex Pharmaceuticals, Inc. develops polymer-based, non-absorbed pharmaceuticals that selectively bind and eliminate target substances from the intestinal tract resulting in a systemic medical benefit.

This news release contains forward-looking statements based on current expectations and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These risks and uncertainties include the results of research which could affect the progression of certain programs into clinical development. GelTex disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


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